

January 6, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Precidian ETFs Trust
        Issuer CIK: 0001499655
        Issuer File Number: 333-171987 / 811-22524
        Form Type: 8-A12B
        Filing Date: January 6, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of BP p.l.c. ADRhedged, GSK plc ADRhedged, Novo Nordisk A/S (B Shares) ADRhedged and SAP SE ADRhedged under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications